Ballard Power Systems Inc.

News Release

Ballard Announces Sale of Fuel Cell Power Modules to Advanced Public Transportation Systems bv in Europe

•	APTS is a European specialty bus OEM based in The Netherlands

•	Ballard power modules will be deployed on four advanced APTS Phileas buses

•	APTS Phileas buses represent a new zero emission concept for mass transit in Europe

For Immediate Release – January 11, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has received a sales order for five FCvelocityTM-HD6 power modules from Advanced Public Transportation Systems bv (APTS), a specialty bus OEM in The Netherlands, part of the VDL Group. The 150-kilowatt power modules will be installed and integrated by Vossloh-Kiepe with hybrid electric drive systems in 18-meter (60-foot) articulated Phileas buses manufactured by APTS.

Phileas is a new concept for passenger transport on high frequency dedicated bus lanes. When running on a free bus lane and equipped with magnetic markers for electronic lane assistance and precision docking, Phileas buses can offer the advantages of rapid rail transport.

Ballard’s power module is a ‘plug-and-play’ fuel cell-based product that enables system integrators to build clean energy buses more easily and at lower cost. These power modules incorporate sub-system components addressing humidification, hydrogen pressure regulation, hydrogen recirculation, water management, ventilation and controls. Since these sub-system components and fuel cell stacks are optimized within a power module, they can be more readily integrated with the bus hybrid electric drive system.

Michael Goldstein, Ballard’s Chief Commercial Officer stated “The deployment of our FCvelocityTM-HD6 power modules with APTS and other customers such as BC Transit and Transport for London mean that fuel cell-based power solutions are gaining real traction in the global mass transit marketplace, delivering GHG reductions and energy conservation benefits”. He continued, “Ballard’s foundation of reliability and durability are an ideal fit for our customers in motive power, backup power and distributed generation.”

All the power modules will be shipped to APTS by the second quarter of 2010 and the first APTS Phileas bus incorporating a Ballard power module will be produced this year. Two Phileas buses powered by Ballard fuel cell modules will be operating in Cologne, Germany and two will be operating in Amsterdam. APTS currently has 70 Phileas buses in operation worldwide.

Ruud Bouwman, Director of APTS said “We are certainly pleased to be working with Ballard on our Phileas buses. APTS sees a sizable potential European market for this fuel cell ‘tram on tires’ concept, with each fuel cell bus reducing CO2 emissions up to 155 tons per year.”

Ballard’s participation in demonstration programs through five generations of heavy duty fuel cell power modules has yielded over two million kilometers (1.2 million miles) of actual revenue service, transporting over seven million passengers on buses in various locations around the world. Ballard’s next generation heavy duty fuel cell power module, the FCvelocityTM-HD6, delivers enhanced fuel cell durability and improved efficiency at a reduced cost, while offering an industry leading 12,000-hour (5-year) warranty.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Investor Relations: Lori Rozali
+1.604.412.3195
investors@ballard.com

Public Relations: Guy McAree
+1.604.412.7919
media@ballard.com